FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December 2007

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PARAGRAPHS 1 TO 5 OF THE PRESS RELEASE ATTACHED TO THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971, 333-11650 AND 333-148318), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference is the following Registrant’s press release:

BOS Announces Advanced Negotiations for the Acquisition of Assets of Dimex Systems Ltd.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: December 31, 2007

BOS Announces Advanced Negotiations for the Acquisition of Assets of Dimex Systems Ltd.

Rishon Lezion, Israel – (PR News WIRE) – December 30, 2007 - B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC;  TASE: BOSC), a leading provider of enterprise software and RFID solutions, announced today that it is the course of advanced negotiations for the acquisition of assets of Dimex Systems Ltd. (“Dimex”). The parties expect to consummate the transaction in January, 2008.

Dimex, an Israeli private company incorporated in 1988, is a leading integrator of AIDC (Automatic Identification and Data Collection) solutions based on RFID and Barcode technology. Dimex offers comprehensive solutions that include peripheral equipment, software applications, integration and support.

BOS intends to acquire the majority of Dimex’s assets in consideration for cash and BOS ordinary shares. The consideration will include approximately $4.5 million for, the purchase of, among other things, intellectual property rights and goodwill. An additional $7 million will be paid for the purchase of Dimex’s inventory, accounts receivable and fixed assets, and is subject to adjustments based on the 2007 year-end financials of Dimex. The cash consideration is payable over a period of twenty four months. The ordinary shares consideration equals approximately 3.5% of the outstanding shares of BOS.

Dimex’s existing senior management is expected to remain in office and become part of the BOS group.

Closing of the transaction is subject to execution of a definitive agreement and satisfaction of certain closing conditions.

Shmuel Koren, President and CEO of BOS, commented: “We are very pleased to have reached this milestone in our development and growth. I believe that the joined capabilities of BOS and Dimex will lead us to becoming a major provider of fully integrated RFID solutions in the international markets.”

Yuval Viner, CEO of Dimex, added: “This is a significant step for Dimex and for me personally. I intend to focus on leading the Dimex activity within BOS and leverage the combined platform to expand the BOS group opportunities in the industry of advanced data capture, both in Israel and internationally.”

About BOS

B.O.S Better Online Solutions Ltd. (“BOS”) was established in 1990.

BOS’s operations consist of: (i) Software Solutions, providing specialized enterprise software, including IBM System i middleware, data and license management, mobile connectivity and RFID solutions, and (ii) Supply Chain products, reselling electronic systems and components for security, aerospace, networking and RFID.

BOS is traded on NASDAQ and on the Tel-Aviv Stock Exchange. Our website is www.boscorporate.com.

About Dimex

Dimex Systems Ltd. (“Dimex”) is a private Israeli company, established in 1988. Dimex is a leading integrator of Automatic Identification and Data Collection systems (AIDC) solutions based on RFID and Barcode technology.

For further information please contact:

B.O.S Better Online Solutions Ltd.
Mr. Zvi Rabin +972 50-560-0140
zvi@kwan.co.il

or

Mr. Eyal Cohen, CFO, +972-3-954-1000
eyalc@boscom.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.